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                            June 4, 2021

       Stephan Jackman
       Chief Executive Officer
       Alzamend Neuro, Inc.
       3802 Spectrum Boulevard
       Suite 112C
       Tampa, Florida 33612

                                                        Re: Alzamend Neuro,
Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 3, 2021
                                                            File No. 333-255955

       Dear Mr. Jackman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   We reissue comment 1.
You continue to state that you "expect to submit by June 30, 2021 the IND for FDA
approval to begin a Phase I clinical trial with human subjects" without providing a basis for
your belief that you will be able to commence human trials. Refer to comment 2 of our May
19, 2021 letter. As it appears your proposed test parameters would not be approved until
after the FDA has completed their final review of your IND
                                                        application for AL001,
revise to make that clear and to also clarify there is no guarantee that the FDA will
approve your IND application.
 Stephan Jackman
Alzamend Neuro, Inc.
June 4, 2021
Page 2
General

2. We note the Free Writing Prospectus ("FWP") filed May 28, 2021 includes information that was previously contained in your prior prospectus, on which we commented and you removed from the prospectus, including the statements of safety and efficacy and your assertions that you will be "commencing Phase 1 human clinical trials in Q3 2021,"
       and "Q4 2021" for AL001 and AL002, respectively, statements you have not substantiated. Discontinue use of the FWP and provide us your analysis regarding how
       you will address these deficiencies. We also note that on page 2 of the FWP, it references the prospectus filed May 25, 2021.
3. Provide us additional information regarding the $500,000 "commission" that would be paid for Digital Power Lending, LLC, reflected on page 17 of the FWP, and tell us whether they are acting as an underwriter for this offering and who would receive such commission. We note your disclosure in the prospectus that Digital Power Lending, LLC may purchase up to 2,000,000 shares of common stock in the offering at the same price and on the same terms as other investors in this offering. Please revise that disclosure as appropriate given the different commissions described in your FWP (5% for Digital
       Power Lending, LLC, and 7% for Spartan Capital Securities, LLC/Other).
        You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at
(202) 551-
3649 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameStephan Jackman
                                                            Division of
Corporation Finance
Comapany NameAlzamend Neuro, Inc.
                                                            Office of Life
Sciences
June 4, 2021 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName